NSAR Sub-Item 77Q2

Section 16(a) Beneficial Ownership Reporting Compliance

Two non-management directors of Royce & Associates, Inc., the Registrant's Investment Advisor, Raymond A. Mason and Timothy C. Scheve, filed a late Form 3 to indicate their directorship of the Registrant's Investment Advisor.

Andrew S. Novak and Dani Eng, Secretary and Assistant Secretary, respectively, of Registrant, each filed a late Form 3 to indicate their officership.